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                                                                 Exhibit (a)(13)

                               [THE BON TON LOGO]
                              N E W S R E L E A S E

FOR IMMEDIATE RELEASE                       CONTACT:
                                            Mary Kerr
                                            Divisional Vice President
                                            Corporate Communications
                                            (717) 751-3071

               THE BON-TON COMPLETES ACQUISITION OF ELDER-BEERMAN

      YORK, PA. -- OCTOBER 24, 2003--THE BON-TON STORES, INC. (NASDAQ: BONT) today announced that it had completed its tender offer for all outstanding shares of common stock of The Elder-Beerman Stores Corp. (NASDAQ: EBSC) at a price of $8.00 per share in cash.

      The Bon-Ton also stated that it had been advised by American Stock Transfer & Trust Company, the Depositary, that a total of 10,893,005 shares (including 25,150 shares subject to guarantees of delivery) had been tendered pursuant to the offer which expired at 9:00 a.m., New York City time, on Friday, October 24, 2003, and that all such shares have been accepted for purchase in accordance with the terms of the offer.

      Payment for shares properly tendered and accepted was made today to the Depositary in accordance with the terms of the offer and, in the case of shares tendered by guaranteed delivery procedures, will be made promptly after delivery of shares and required documentation.

      In connection with the offering, The Bon-Ton has executed financing agreements having a combined commitment of $575 million.

      Shortly after payment was made for the shares tendered in the offer, Elder-Beerman and an indirect wholly owned subsidiary of The Bon-Ton were merged in accordance with the terms of Ohio law pursuant to which Elder-Beerman became an indirect wholly owned subsidiary of The Bon-Ton. As a consequence of the merger, all remaining Elder-Beerman shareholders are entitled to receive
$8.00 cash price for each of their shares.

      "Today marks an important milestone in the history of The Bon-Ton," said Tim Grumbacher, Chairman and Chief Executive Officer of The Bon-Ton. "We are enthusiastic about working with this fine company and its dedicated management and employees to realize the enormous strategic and operational potential of this business combination. Together, we will operate 141 stores in 16 states, making us one of the largest independent retail department stores in the country. The increased geographic presence realized by this merger, along with the potential for continued growth, significant profit improvement and stronger purchasing leverage, are all major benefits of this merger."


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      Headquartered in Dayton, Ohio, The Elder-Beerman Stores Corp. is the
nation's ninth largest independent department store chain and operates 69 stores in Ohio, West Virginia, Indiana, Michigan, Illinois, Kentucky, Wisconsin, Pennsylvania and Iowa.

      The Bon-Ton Stores, Inc., headquartered in York, Pennsylvania, operates 72 department stores in targeted markets in Pennsylvania, New York, Maryland, New Jersey, Connecticut, Massachusetts, New Hampshire, Vermont and West Virginia. The stores carry a broad assortment of quality, brand-name fashion apparel and accessories for women, men and children, as well as distinctive home furnishings.

      Note: Statements made in this press release, other than statements of historical information, are forward looking statements and are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve risks and uncertainties that may cause results to differ materially from those set forth in these statements.


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